Amf
4-20-2004

SECURITIES 04019401 SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 Amendment
PART III

SEC FILE NUMBER
8- 45660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 NORTH, SUITE 21
(No. and Street)

JACKSON, MS 39211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. BROOKS MOSLEY 601/368-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH, TURNER & REEVES
(Name – *if individual, state last, first, middle name*)

200 E. CAPITOL ST., SUITE 100, JACKSON, MS 39225
(Address) (City) (State) (Zip Code)

PROCESSED
APR 22 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED APR 16 2004 WASH. D.C. 187

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, C. BROOKS MOSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALLEW INVESTMENTS, INC., as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Clyde Brooks Mosley
Signature

Vice President - Financial Operations
Title

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 10, 2007
BONDED THRU STEGALL NOTARY SERVICE

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALLEW INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c3-1
DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL:		
Total stockholder's equity from statements of financial condition	$ 133,212	$ 165,206
Deduction for nonallowable assets:		
12b-1 fees receivable	(215)	(118)
Due from affiliate	(45,414)	(36,892)
Net capital	$ 87,583	$ 128,196
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness from statements of financial condition	$ 25,093	$ 10,508
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 82,583	$ 123,196
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.287 to 1	.082 to 1

RECONCILIATION TO ORIGINALLY FILED FOCUS REPORT

Net capital	$ 87,583
Add:	
12b-1 fees not considered	215
Increase in due from affiliate	8,522
Increase in commission expense	3,139
Rounding difference	3
Less:	
Income tax benefit	(8,522)
Net capital per original Focus filing	$ 90,940

BALLEW INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c3-1

DECEMBER 31, 2003 AND 2002

	2003	2002
NET CAPITAL:		
Total stockholder's equity from statements of financial condition	$ 133,212	$ 165,206
Deduction for nonallowable assets:		
12b-1 fees receivable	(215)	(118)
Due from affiliate	(45,414)	(36,892)
Net capital	$ 87,583	$ 128,196
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness from statements of financial condition	$ 25,093	$ 10,508
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 82,583	$ 123,196
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.287 to 1	.082 to 1

RECONCILIATION TO ORIGINALLY FILED FOCUS REPORT

Net capital	$ 87,583
Add:	
12b-1 fees not considered	215
Increase in due from affiliate	8,522
Increase in commission expense	3,139
Rounding difference	3
Less:	
Income tax benefit	(8,522)
Net capital per original Focus filing	$ 90,940